FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT AUGUST 27, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

CONSOLIDATED BALANCE SHEETS
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS ´ EQUITY
OPERATING RESULTS BY BUSINESS SEGMENT
OPERATIONAL DATA
UNAUDITED RECONCILIATION FROM (TOTAL MANAGED) ADJUSTED EBITDA TO CONSOLIDATED CASH FLOW
UNAUDITED RECONCILIATION OF TOTAL MANAGED TO U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
SIGNATURE

Telekom Austria Group

Results for the First Nine Months 2003

•	Group revenues increase by 1.8% to EUR 2,951.3 million

•	Consolidated net income rises by 38.8% to EUR 155.4 million

•	Group adjusted EBITDA* increases by 1.9% to EUR 1,202.7 million

•	Capital expenditures fall by 8.5% to EUR 339.4 million; excluding the impact of the non-cash effect of adopting SFAS 143 the decrease amounts to 10.6%

•	Consolidated net debt declines by 12.6% to EUR 2,801.8 million compared to the end of December 2002

•	As a result of further cost savings, wireline adjusted EBITDA margin increases to 38.4%, despite 1.9% lower revenues

•	Continuing growth in the wireless business despite continuing competitive pressures: revenues rise by 6.6% and adjusted EBITDA by 4.2%

Note: All financial figures are based on U.S. GAAP and unaudited; if not defined otherwise, all comparisons are given year-on-year

* We have changed the label of our traditionally reported EBITDA to “adjusted EBITDA” without any impact on the way in which we calculate the measure. Please refer to page 2 for the full definition of adjusted EBITDA. Similarly the label for EBIT was changed to operating income.

Telekom Austria Group: Results for the First Nine Months 2003 | 1

Results for the First Nine Months 2003

Vienna, November 19, 2003 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first nine months of 2003 and the third quarter ending September 30, 2003.

During the first nine months of 2003 total group revenues increased by 1.8% to EUR 2,951.3 million while adjusted EBITDA* increased by 1.9% to EUR 1,202.7 million.

Although unfavorable market trends continued to impact wireline revenues, the adjusted EBITDA margin rose due to lower costs. The wireless business segment saw further growth in spite of an unabating competitive environment in Austria. Adjusted EBITDA was driven by the rising contribution from the international business.

Total operating income increased by 0.4% to EUR 355.6 million.

During 1-9M 03 consolidated net income of Telekom Austria rose by 38.8% to EUR 155.4 million. The increase was driven by improved operating results, the impact of the acquisition of the remaining 25% stake in mobilkom austria in June 2002, the higher shareholding in VIPnet (99%) and the gain from the sale of a 26% interest in Herold Business Data AG, the leading Austrian telephone directory provider, in the amount of EUR 18.4 million during 3Q 03. Earnings per share improved from EUR 0.22 to EUR 0.31.

Capital expenditures fell by 8.5% to EUR 339.4 million during 1-9M 03, including the impact of the non-cash effect of adopting SFAS 143 amounting to EUR 7.7 million. Excluding the impact of SFAS 143 the decline amounts to 10.6%.

Quarterly figures show an increase in group revenues by 1.7% to EUR 1,019.4 million and a rise in adjusted EBITDA by 2.9% to EUR 423.1 million. Slightly lower depreciation and amortization charges contributed to the increase in group operating income by 10.5% to EUR 151.4 million during 3Q 03 compared to the same period last year. Net income rose by 46.0% to EUR 84.1 million and group capex declined by 6.2% to EUR 129.4 million.

Strong cash flow generation allowed a further reduction in the net debt to EUR 2,801.8 million at the end of September 2003, compared with EUR 3,204.2 million at the end of December 2002. During the third quarter Telekom Austria successfully placed its inaugural bond in the amount of EUR 750 million, extending the company’s debt maturity profile.

In November 2003 the supervisory board of Telekom Austria has decided to establish an audit committee in line with the SEC requirements to oversee the financial reporting of the Telekom Austria Group.

Group financial highlights

					Total managed
in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	1,019.4	1,002.0	1.7%	2,951.3	2,899.8	1.8%
Adjusted EBITDA*	423.1	411.1	2.9%	1,202.7	1,179.7	1.9%
Adjusted EBITDA margin	41.5%	41.0%		40.8%	40.7%
Operating income	151.4	137.0	10.5%	355.6	354.2	0.4%
Operating income margin	14.9%	13.7%		12.0%	12.2%
Consolidated net income	84.1	57.6	46.0%	155.4	112.0	38.8%
Earnings per share (in EUR)	0.17	0.11	46.0%	0.31	0.22	38.8%
Capital expenditures**	129.4	138.0	-6.2%	339.4	370.9	-8.5%

	Sept. 30, 2003	Dec. 31, 2002	%change

Net debt	2,801.8	3,204.2	-12.6%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

**	Additions to property, plant & equipment, including the effect of the adoption of SFAS 143 “Accounting for Asset Retirement Obligation” in the amount of EUR 7.7 million during 1-9M 2003. Excluding the effect of the adoption of SFAS 143 which had no material impact in 3Q 03 the additions amount to EUR 331.7 million during 1-9M 2003.

Telekom Austria Group: Results for the First Nine Months 2003 | 2

Reporting changes in 2003

As previously announced, following the merger of the fixed line, data communications and internet segments last year, starting from 1Q 03 the results are reported under the wireline business segment.

Idle workforce costs which were excluded from operating income and adjusted EBITDA until the end of 2002 are shown as part of operating personnel costs for all periods presented.

Furthermore, following a change in reporting requirements under U.S. GAAP, net losses from the retirement of long-lived assets which were shown as non-operating expenses in 1-9M 02 are included in operating results in 1-9M 03. For comparative purposes, figures for 1-9M 02 were adjusted to allow a year-on-year comparison. The table on page 4 shows comparable amounts for 1-9M 03 and 1-9M 02.

Accounting impact following the acquisition of the remaining 25% of mobilkom austria

Prior to the repurchase of the minority stake by Telekom Austria on June 28, 2002 mobilkom austria was accounted for under the equity method because of certain participating rights held by the minority shareholder Telecom Italia Mobile SpA (TIM). As a result of this acquisition the consolidated statement of operations of Telekom Austria according to U.S. GAAP for 1-9M 03 includes the results of operations of mobilkom austria on a fully consolidated basis. The consolidated statement of operations for 1-9M 02 reflects Telekom Austria’s equity in earnings of mobilkom austria through June 28, 2002 and consolidates mobilkom austria’s results of operations for the period June 28, 2002 until September 30, 2002.

Total managed figures for 1-9M 2003 which are the basis for analysing the business development on a comparable basis in this results release include 100% of the wireless segment. The tables attached to this results release include both consolidated and total managed statements of operations for 1-9M 02 as well as a reconciliation. Starting with 3Q 02 total managed and total consolidated figures are identical.

Group Review

For a more detailed analysis of quarterly results please refer to the analysis by business segments starting on page 7.

Revenues

					Total managed
in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9 M02	% change

Wireline	547.8	555.7	-1.4%	1,631.8	1,663.4	-1.9%
Wireless	537.1	509.8	5.4%	1,510.3	1,416.8	6.6%
Other & eliminations	-65.5	-63.5	-3.1%	-190.8	-180.4	-5.8%

Total revenues	1,019.4	1,002.0	1.7%	2,951.3	2,899.8	1.8%

During the first nine months of 2003, group revenues rose by 1.8% to EUR 2,951.3 million, compared to the same period of the previous year.

The year-on-year reduction of wireline revenues by 1.9% to EUR 1,631.8 million during 1-9M 03 reflects primarily a decline of traditional voice revenues due to lower market volumes and average prices. Market shares remained stable during 3Q 03.

Revenues in the wireless business segment rose by 6.6% to EUR 1,510.3 million during 1-9M 03. During the first nine months of 2003 the level of competition in the Austrian market intensified following the entry of two new competitors. The growth of the international business is driven by the rising number of subscribers in Croatia.

Telekom Austria Group: Results for the First Nine Months 2003 | 3

Adjusted EBITDA

					Total managed
in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Wireline	214.7	208.3	3.1%	625.8	628.1	-0.4%
Wireless	208.0	202.9	2.5%	575.2	552.0	4.2%
Other & eliminations	0.4	-0.1	—	1.7	-0.4	—

Total adjusted EBITDA	423.1	411.1	2.9%	1,202.7	1,179.7	1.9%

To provide further visibility on the operating performance of the business, the following table shows the adjusted EBITDA excluding certain items, which in the view of management are not directly related to the ongoing business or which were excluded from adjusted EBITDA during 2002. These items especially include costs and income in connection with headcount reductions and net losses from the retirement of long-lived assets.

Adjusted EBITDA excluding certain items:

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Adjusted wireline EBITDA	214.7	208.3	3.1%	625.8	628.1	-0.4%
Idle workforce costs	6.8	3.0		17.3	21.9
Net loss from retirement of long-lived assets	9.8	0.7		17.3	5.5
Voluntary retirement provision	-2.7	-11.6		-4.9	-35.9

Adjusted wireline EBITDA excluding certain items	228.6	200.4	14.1%	655.5	619.6	5.8%

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Adjusted wireless EBITDA	208.0	202.9	2.5%	575.2	552.0	4.2%
Net loss from retirement of long-lived assets	0.2	1.6		3.3	3.9

Adjusted wireless EBITDA excluding certain items	208.2	204.5	1.8%	578.5	555.9	4.1%

					Total managed
in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Adjusted Group EBITDA	423.1	411.1	2.9%	1,202.7	1,179.7	1.9%
Idle workforce costs	6.8	3.0		17.3	21.9
Net loss from retirement of long-lived assets	10.0	2.3		20.6	9.4
Voluntary retirement provision	-2.7	-11.6		-4.9	-35.9

Adjusted Group EBITDA excluding certain items	437.2	404.8	8.0%	1,235.7	1,175.1	5.2%

While the adjusted EBITDA showed a year-on-year increase of 1.9% to EUR 1,202.7 million during 1-9M 2003, excluding the items shown in the table the increase amounts 5.2% to EUR 1,235.7 million.

In the wireline business segment, despite lower revenues adjusted EBITDA excluding certain items increased by 5.8% to EUR 655.5 million, with the rise in margins reflecting the positive impact of further cost cutting. Adjusted EBITDA in the wireline segment decreased by 0.4% to EUR 625.8 million.

In the wireless segment the adjusted EBITDA excluding the net loss from retirement of long-lived assets increased by 4.1% to EUR 578.5 million. Adjusted EBITDA rose by 4.2% to EUR 575.2 million.

Operating income

					Total managed
in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Wireline	21.9	8.1	170.4%	16.0	9.6	66.7%
Wireless	129.0	128.9	0.1%	337.6	344.8	-2.1%
Other & eliminations	0.5	0.0	—	2.0	-0.2	—

Total operating income	151.4	137.0	10.5%	355.6	354.2	0.4%

Total operating income increased by 0.4% to EUR 355.6 million, with operating income in the wireline business increasing from EUR 9.6 million to EUR 16.0 million and a reduction of 2.1% to EUR 337.6 million in the wireless business.

Due to higher depreciation and amortization in the wireless business segment total depreciation and amortization charges increased by 2.6% to 847.1 million during the first nine months of 2003.

Telekom Austria Group: Results for the First Nine Months 2003 | 4

1-9 03 results also includes impairment charges in the amount of EUR 5.0 million — mostly relating to the write off of a minor domestic wireline operation during 1Q 2003.

Consolidated net profit

Interest expense continued to benefit from the decline in net debt. While total net interest expense fell by 7.6% to EUR 120.0 million during
1-9M 03, the decrease was 14.7% to EUR 39.5 million during 3Q 03 compared to the same period last year. The slight rise of net interest expense compared to 2Q 03 is due to the replacement of short-term financing with long-term debt following the bond issue in July 2003.

Equity in earnings of affiliates includes a gain of EUR 18.4 million resulting from the sale of a 26% interest held in Herold Business Data AG, the leading Austrian directory provider, on July 25, 2003.

The effective tax rate for the nine months period ended September 30, 2003 is based on the estimated effective tax rate for the full year. It increased to 36.1% for 1-9M 03 compared to 31.2% during 1-9M 02, mainly as a result of an increase in valuation allowances of tax loss carry forwards at Si.mobil.

During 1-9M 03 net income rose from EUR 112.0 million to EUR 155.4 million (+ 38.8%), including the effect in the amount of EUR 6.3 million (net of tax) resulting from the first time adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations”. Earnings per share increased from EUR 0.22 to EUR 0.31. Quarterly results show an increase in net income during 3Q 03 to EUR 84.1 million (+ 46.0%).

Capital expenditures

Additions to property, plant and equipment:

					Total managed
in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Wireline	69.0	71.5	-3.4%	187.4	175.3	6.9%
Wireless	60.4	66.5	-9.2%	152.0	195.6	-22.3%

Telekom Austria Group	129.4	138.0	-6.2%	339.4	370.9	-8.5%

In the table above additions to property, plant and equipment are shown including the impact of one-time non-cash additions to account for asset retirement obligations resulting from the adoption of SFAS No. 143 amounting to EUR 7.7 million for the group during 1-9M 03. SFAS No. 143 had no material impact in 2Q 03 and 3Q 03.

Excluding these additions, capital expenditures fell by 10.6% to EUR 331.7 million during 1-9M 03.

During 3Q 03 the decline in capex amounts to 6.2% to EUR 129.4 million compared to the same period last year.

Wireline capex fell by 3.4% to EUR 69.0 million during 3Q 03, primarily due to lower expenditures in the core network which were partially offset by higher investments into the access networks, primarily relating to broadband access.

In the wireless business segment capital expenditures decreased by 9.2% during 3Q 03 compared to the same period last year. This decline is due to lower expenditures in Croatia and Slovenia, more than offsetting a slightly higher level in the Austrian business due to investments into the UMTS network.

Cash flow and net debt

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Cash generated from operations	270.2	232.0	16.5%	795.0	763.7	4.1%
Cash from (used in) investing activities	-109.4	-138.9	21.2%	-387.3	-904.5	57.2%
Cash from (used in) financing activities	95.1	-82.0	—	-146.0	168.7	—
Effect of exchange rate changes	0.4	1.3	—	2.9	1.3	—

Net increase (decrease) in cash and cash equivalents	256.3	12.4	1,966.9%	264.6	29.2	806.2%

in EUR million	Sept. 30, 2003	Dec. 31, 2002	% change

Net debt	2,801.8	3,204.2	-12.6%

Telekom Austria Group: Results for the First Nine Months 2003 | 5

Cash flow figures for 1-9M 2002 in the table above exclude the wireless segment up to June 28, 2002, when at that date mobilkom austria was fully consolidated for the first time.

On June 30, 2003, Telekom Austria AG initiated a EUR 2.5 billion Euro Medium Term Note (“EMTN”) Program. Under this Program, Telekom Austria successfully launched and placed a Eurobond offering raising EUR 750.0 million with a 10-year maturity and a coupon of 5.00% on July 10, 2003. The issue is rated Baa2 by Moody’s and BBB by Standard & Poor’s and the notes were used to refinance existing debt while enabling Telekom Austria to extend its overall debt maturity profile.

Higher cash generated from operations and decreased capital expenditures allowed Telekom Austria to reduce net debt. Compared to year-end 2002 net debt declined by EUR 402.4 million to EUR 2,801.8 million, resulting in a net gearing of 105.3%. In January 2002, Telekom Austria AG entered into a revolving period securitization and sold trade receivables to a Qualifying Special Purpose Entity (QSPE). The additional liquidity following the bond issue allowed Telekom Austria to reduce the use of cash which otherwise would have been drawn from the QSPE by approximately EUR 60.8 million in the third quarter 2003 which slowed down the reduction of net debt during 3Q 03.

Cash used in investing activities during 1-9M 2003 includes capital expenditures as well as the price paid for the additional stakes in VIPnet (EUR 69.7 million) whereas in 1-9M 02 it included the purchase of the minority shareholding in mobilkom austria (EUR 693.1 million).

Net debt includes long-term debt, short-term borrowings, capital lease, cash and cash equivalents, short-term investments, long term investments (held to maturity), financing short-term with related parties as well as financial instruments included in other assets in the amount of EUR 22.2 million. Short-term borrowings are reduced by the short-term portion of capital and cross-border lease obligations.

Personnel

	End of period			Average of period

	Sept. 30, 2003	Sept. 30, 2002	change	1-9M 03	1-9M 02	change

Wireline	10,970	11,704	-734	11,135	12,406	-1,271
Wireless	3,655	3,576	79	3,625	3,512	113

Telekom Austria Group	14,625	15,280	-655	14,760	15,918	-1,158

Headcount for the group as a whole amounts to 14,625 as of September 30, 2003 which compares to 14,951 at the end of the financial year 2002. In the wireline business segment headcount fell by 389 while in the wireless business segment it increased by 63 at the end of September 2003 compared to the end of the year 2002.

Outlook for the business year 2003

For the group as a whole, Telekom Austria’s management continues to expect a stable development in total managed revenues. In spite of traditionally substantially lower margins in both business segments during 4Q, the adjusted EBITDA for 2003 should at least be equal to last year’s level.

In the wireline segment, the continuing difficult market environment is expected to result in a decline in revenues and adjusted EBITDA for the full year, despite a seasonal volume recovery in the fourth quarter.

The development in the wireless segment underlines the expected further growth in revenues and adjusted EBITDA in that business — although at lower rates than in the past.

The impact of the acquisition of the remaining 25% stake in mobilkom austria during 2002 should contribute to an expected increase in net income, which would lead to the resumption of dividend payments in 2004 for the financial year 2003. A further reduction of capital expenditures to approximately EUR 600 million for the full year 2003 will benefit cash generation and debt reduction.

Telekom Austria Group: Results for the First Nine Months 2003 | 6

Results by Business Segment:

Wireline

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	547.8	555.7	-1.4%	1,631.8	1,663.4	-1.9%
Adjusted EBITDA	214.7	208.3	3.1%	625.8	628.1	-0.4%
Adjusted EBITDA margin	39.2%	37.5%		38.4%	37.8%
Operating income	21.9	8.1	170.4%	16.0	9.6	66.7%

Note: Detailed operational figures of the wireline segment are shown in the appendix on page 15.

During 3Q 03, the continuing slowdown of the voice market in the wireline business segment was partially offset by rising revenues from Internet access, data & IT-solutions and the wholesale business.

Within a weaker market environment, Telekom Austria retained a stable market position. Overall market share based on minutes including internet was 55.4% at the end of September 2003, compared to 55.2% at the end of June 2003 and to 55.6% at the end of September 2002. Voice market share was 53.0% at the end of September 2003, which is equal to the level at the end of June 2003 and compares to 52.1% at the end of September 2002.

The total number of TikTak lines rose to 1,146,200 at the end of September 2003, compared to 1,040,200 at the end of June 2003 and 646,100 at the end of September 2002. Due to the discontinuation of the minimum tariff (see explanation below), some former minimum tariff customers which would have been migrated automatically to the standard tariff opted for the TikTak lines due to TikTak lines’ lower monthly rental.

The total of voice and dial-up minutes fell by 6.7% to 2.29 billion minutes during 3Q 03 compared to the same period last year with voice minutes declining by 3.6% to 1.40 billion minutes. The general decrease due to the migration of volumes into mobile networks accelerated during 3Q 03 due to the extreme weather conditions in Austria and exceptional volumes during 3Q 02 in conjunction with extensive flooding. The most recent months have shown an improvement in volumes compared to the summer season. The combination of a rising number of ADSL lines and an extended summer season were the main reason for the decrease in Internet dial-up minutes which fell by 11.2 % to 0.89 billion minutes.

By the end of September 2003, the number of access lines fell by 2.7% to 3.03 million, compared with September 2002, and by 0.8% compared to the end of June 2003. While the number of PSTN lines fell by 3.8% compared to end of September 2002, ISDN lines showed an increase of 3.0% during the same period. Total access channels fell by 1.8% to 3.71 million compared to end of September 2002.

The total number of ADSL lines rose by 17,600 during 3Q 03 to 232,500 compared to the end of June 2003. The total number of ADSL lines includes 45,600 lines sold to wholesale customers. At the end of September 2002, the total number ADSL lines amounted to 151,600. Following the usual slowdown of ADSL net adds during the summer holidays, the number of new connections picked up substantially in September as a result of intensified sales promotions. The tax deductibility for the installation and access fees of ADSL lines is still not a major driver for the increase in ADSL lines.

With dial-up subscribers rising during 3Q by 14.2% to 773,300 compared to end of September 2002, the total number of Telekom Austria’s domestic internet customers, excluding ADSL wholesale customers, rose to 960,200 (+ 19.5% compared to the end of September 2002). At the end of June 2003 internet customers amounted to 948,800, of which 774,500 were dial-up subscribers.

Total wireline revenues fell by 1.4% during 3Q 03 compared to the same period last year. The decline is primarily due to the lower switched voice traffic business where revenues fell by 9.1% to EUR 109.4 million compared to last year. The decline results primarily from lower traffic volumes combined with a decline in average tariffs, which fell by 2.5% during 3Q 03 compared to the same period last year.

Revenues from “switched voice monthly & other voice revenues” decreased by 3.8% to EUR 140.4 million. This was due to the declining number of access lines and last year’s reversal of accruals for discounts which positively impacted revenues in 3Q 02.

Revenues from “payphones & value added services” decreased by 16.2% to EUR 19.2 million in 3Q 03 due to lower payphone usage.

Revenues from the “corporate data & IT business” increased by 5.5% to EUR 86.6 million in 3Q 03 and benefited from project business.

Revenues from “internet access & media” rose by 4.4% to EUR 49.6 million in 3Q 03 compared to 3Q 02 as broadband access and revenues from new business products more than offset the decline from dial-up access.

Telekom Austria Group: Results for the First Nine Months 2003 | 7

“Wholesale voice & internet” revenues increased by 5.2% to EUR 74.8 million mainly due to higher international transit volumes. Wholesale data revenues rose by 11.4% to EUR 25.5 million.

“Other wireline revenues” fell by 1.6% to EUR 42.3 million, primarily due to the closure of the low margin network infrastructure business which took effect late last year.

Adjusted EBITDA in the wireline business increased by 3.1% to EUR 214.7 million, allowing an improvement of the adjusted EBITDA margin from 37.5% in 3Q 02 to 39.2% in 3Q 03.

The rising adjusted EBITDA margin is a consequence of further cost savings from the integration of the former fixed line, data and internet businesses and the centralization of office space in Vienna. Efforts to reduce unused vacation time led to a decrease in accruals for compensated absence and had an additional positive impact on 3Q 03 results in the amount of EUR 8.3 million.

Lower capital expenditures led to a decrease in depreciation and amortization expenses by 3.7% to EUR 192.8 million during 3Q 03 compared to the same period last year. Operating income in the wireline business segment improved from EUR 8.1 million to EUR 21.9 million.

The wireline business segment also includes the results of the Czech Internet market leader Czech On Line. The number of internet subscribers amounted to 274,000 at the end of September 2003, compared to 262,000 at the end of September 2002 and to 273,500 at the end of June 2003.

After the launch of its carrier preselection and ADSL offers in the previous quarter, Czech On Line successfully gained new residential and business customers during 3Q 03. In addition, the company started to offer residential voice services using carrier preselection. Revenues rose by 67.9% to EUR 4.7 million, adjusted EBITDA rose from EUR 0.3 million in 3Q 02 to EUR 1.6 million in 3Q 03. Operating income improved to EUR 1.0 million (3Q 02: EUR -0.3 million).

In July 2003 the Austrian Regulatory Authority approved Telekom Austria’s request to discontinue its minimum tariff as of September 30, 2003. Existing customers of the minimum tariff have been transferred to the standard tariff. This transfer leads to an increase in monthly rental (excl. VAT) from EUR 11.5 to EUR 13.9, albeit at up to 6% lower tariffs. All other tariff models remain unchanged. The impact of the discontinuation of the minimum tariff was already included in the forecast for future revenues.

Wireless

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	537.1	509.8	5.4%	1,510.3	1,416.8	6.6%
Adjusted EBITDA	208.0	202.9	2.5%	575.2	552.0	4.2%
Adjusted EBITDA margin	38.7%	39.8%		38.1%	39.0%
Operating income	129.0	128.9	0.1%	337.6	344.8	-2.1%

Note: Detailed figures per company are shown in the appendix on page 16.

Total operating revenues in the wireless business segment rose by 5.4% to EUR 537.1 million during 3Q 03, compared to the same period last year. Adjusted EBITDA rose by 2.5% to EUR 208.0 million. Higher depreciation and amortization expenses led to an unchanged operating income of EUR 129.0 million (+ 0.1%).

Compared with the end of September 2002 the total number of subscribers in the wireless business segment grew by 8.6% to 4.6 million by September 30, 2003.

mobilkom austria

Comparatively low consumer prices and mobile termination rates make the Austrian wireless market one of the most competitive in Europe with five operators and one service provider. Nevertheless mobilkom austria expanded its subscriber base and increased its market position further. The number of subscribers rose by 5.4% to 3.1 million as of September 30, 2003, compared to end of September 2002 and by 30,200 net additions compared to the end of June 2003. Mobile penetration in Austria was 86.6% at the end of September 2003. Market share rose to 43.9% at the end of September 2003 compared to 42.9% at the end of September 2002 and 43.5% at the of June 2003. The average quarterly GSM churn rate rose slightly from 3.8% in 3Q 02 to 4.0% in 3Q 03.

Higher revenues at mobilkom austria which increased by 4.1% to EUR 410.5 million during 3Q 03 are a consequence of the rising subscriber number combined with a further increase in average revenue per user (ARPU) (EUR 37.5, +

Telekom Austria Group: Results for the First Nine Months 2003 | 8

2.7%). ARPU rose in line with charged minutes of use per average subscriber (123.4 minutes, + 2.4%). Higher traffic and interconnection revenues more than offset lower equipment and roaming revenues.

Subscriber acquisition costs showed a declining trend in a year-on-year comparison and decreased by 6.1% to EUR 13.9 million in 3Q 03 compared to the same period last year due to the lower gross additions. Higher handset subsidies due the introduction of more sophisticated mobile phones (e.g. MMS) led to an increase of subscriber retention costs by 12.6% to EUR 13.4 million, a lower rate of increase than in 2Q 03.

The rising number of charged SMS which amounted to 139.2 million in 3Q 03 (+ 10.5%) contributed to the higher share of data as a portion of airtime revenues which rose from 9.6% in 3Q 02 to 10.4% in 3Q 03. A number of additional services such as temporary mobile parking permits were launched during 3Q 03 and are expected to contribute to future data revenue growths. UMTS technology is still restricted due to limited availability of handsets.

Adjusted EBITDA of mobilkom austria increased by 1.0% to EUR 150.1 million during 3Q 03 due to higher revenues. The decline in the EBITDA margin from 37.7% to 36.6% is primarily due to the rising call volumes into other mobile networks as a result of low tariffs and high competition in Austria. Depreciation and amortization expenses rose by 1.0% due to additional capital expenditures and the start of the amortization of the UMTS license. During 3Q 03 operating income of mobilkom austria rose by 1.1% to EUR 94.8 million.

VIPnet

VIPnet in Croatia increased its subscriber numbers by 15.8% to 1.18 million at the end of 3Q 03 compared to the end of 3Q 02. At the end of June 2003 the number of subscribers amounted to 1.15 million. The mobile penetration rate in Croatia was 53.4% at the end of September 2003. VIPnet showed a market share of 50.1% at the end of September 03. The increase compared to the end of June 03 (49.2%) is due to a rising subscriber number. At the end of September 02, VIPnet’s market share amounted to 47.1%.

The increase in revenues by 11.0% to EUR 110.5 million during 3Q 03 was primarily driven by a higher subscriber number. With a further increase of the contract subscriber share to 15.8%, average ARPU rose marginally by 0.5 % to EUR 21.3. Adjusted EBITDA increased by 4.2% to EUR 53.5 million. Although adjusted EBITDA margin fell compared to last year (51.6%) due to an increase in termination charges for mobile operators in Croatia, it remained at a very satisfactory level of 48.4%. Operating income decreased by 4.8% to EUR 34.1 million due to higher depreciation and amortization expenses.

Due to the parliamentary election in Croatia at the end of November, the anticipated GSM/UMTS tenders are expected to be postponed until 2004.

Si.mobil

Si.mobil had 354,300 subscribers at the end of September 2003, compared to 309,400 (+14.5%) at the end of September 2002 and compared to 350,100 at the end of June 2003. Market share was at 23.4% at the end of 3Q 03, compared to 21.9% at the end of 3Q 02 and 23.1% at the end of 2Q 03. Slovenian mobile penetration was 75.5% at the end of September 2003. Although subscriber growth picked up again in 3Q 03, the market development continues to be hampered by regulatory inconsistencies favoring the incumbent mobile operator. Pressure by the European Commission to eliminate further discrimination has now resulted in an agreement with the incumbent to introduce asymmetrical interconnection rates from November 2003.

Against this background, Si.mobil’s operations are focused on efficiency improvements. While revenues remained unchanged at EUR 21.8 million during 3Q 03 compared to the same period last year, adjusted EBITDA rose by 38.1% to EUR 4.4 million, increasing adjusted EBITDA margin to 20.1% (3Q 02: 14.6%). The impact of the higher number of subscribers on total revenues was offset by a small decline in average ARPU of 1.2% to EUR 16.0. Operating income of Si.mobil improved from EUR (0.4) million to EUR 0.2 million compared to the same period last year.

Telekom Austria Group: Results for the First Nine Months 2003 | 9

The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 1-9M 2003”) are available on our website at www.telekom.at.

Results for the financial year 2003 will be announced on March 24, 2004.

Contact:

Martin Bredl	Hans Fruhmann
Telekom Austria’s Company Spokesman	Head of Investor Relations
Tel: +43 (0) 59 059 1 11001	Tel: +43 (0) 59059 1 20917
E-Mail: martin.bredl@telekom.at	E-Mail: hans.fruhmann@telekom.at

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;
•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;
•	the effects of our tariff reduction or other marketing initiatives;
•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;
•	our ability to achieve cost savings and realize productivity improvements;
•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;
•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;
•	the progress of our domestic and international investments, joint ventures and alliances
•	the impact of our new business strategies and transformation program;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;
•	the outcome of litigation in which we are involved;
•	the level of demand in the market for our shares which can affect our business strategies;
•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Figures included in this new release are unaudited.

– End –

Telekom Austria Group: Results for the First Nine Months 2003 | 10

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR millions)

	Sept. 30,	Dec. 31,
	2003	2002

	Unaudited
ASSETS
Current assets
Cash and cash equivalents	292.0	27.3
Short-term investments	11.6	5.3
Accounts receivable-trade, net of allowances of EUR 98.6 and EUR 74.9 as of September 30, 2003 and December 31, 2002	459.2	451.9
Receivables due from related parties	8.9	6.7
Inventories	88.1	91.3
Deferred tax assets	37.9	4.7
Prepaid expenses	95.3	81.9
Tax receivable	7.6	22.8
Assets held for sale	30.5	30.5
Other current assets	114.0	142.8

TOTAL CURRENT ASSETS	1,145.1	865.2
Property, plant and equipment, net	4,507.2	5,000.7
Goodwill	599.2	590.7
Other intangible assets, net	716.2	725.9
Investments in affiliates	4.0	8.6
Other investments	155.7	162.7
Deferred tax assets	91.6	193.4
Other assets	849.0	987.1

TOTAL ASSETS	8,068.0	8,534.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	825.9	1,309.9
Accounts payable — trade	434.0	649.9
Accrued liabilities	203.3	256.8
Payables to related parties	8.3	37.2
Deferred income	141.2	129.9
Income taxes payable	11.0	6.1
Other current liabilities	182.8	141.2

TOTAL CURRENT LIABILITIES	1,806.5	2,531.0
Long-term debt, net of current portion	2,409.2	2,079.9
Lease obligations, net of current portion	941.7	1,076.4
Employee benefit obligations	158.9	232.5
Other	91.2	105.0
Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value	1,090.5	1,090.5
Additional paid in capital	453.1	452.5
Retained earnings	1,125.0	969.6
Accumulated other comprehensive income	-8.1	-3.1

TOTAL STOCKHOLDERS’ EQUITY	2,660.5	2,509.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,068.0	8,534.3

	Sept. 30,	Dec. 31,
	2003	2002

Net Debt
Long-term debt	2,409.2	2,079.9
Short-term debt	825.9	1,309.9
- Short-term portion of capital and cross border lease	-96.5	-107.9
+ Capital lease obligations (short-term and long-term)	2.8	7.3
+ Payable to related parties	0.5	0.4
- Receivables from related parties	0.0	-0.1
Cash and cash equivalents, short-term and long-term investments	-317.9	-46.6
Financial instruments, included in other assets	-22.2	-38.7

Net debt Telekom Austria	2,801.8	3,204.2

Net debt/equity	105.3%	127.7%

Telekom Austria Group: Results for the First Nine Months 2003 | 11

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR millions)

			3Q 2003	3Q 2002	1-9M 2003	1-9M 2002	1-9M 2002
			consolidated	consolidated	consolidated	total managed	consolidated

Operating revenues	a	)	1,019.4	1,002.0	2,951.3	2,899.8	2,109.6
Operating expenses	b	)
Materials			-69.8	-74.0	-198.4	-200.1	-102.6
Employee costs, including benefits and taxes			-157.9	-161.9	-505.9	-504.3	-427.0
Depreciation and amortization			-271.1	-274.0	-842.1	-825.4	-692.3
Impairment charges			-0.6	0.0	-5.0	0.0	0.0
Other operating expenses			-368.6	-355.1	-1,044.3	-1,015.8	-749.2

OPERATING INCOME			151.4	137.0	355.6	354.2	138.5
Other income (expense)
Interest income	c	)	19.5	24.0	58.7	72.7	67.6
Interest expense	d	)	-59.0	-70.3	-178.7	-202.5	-181.5
Dividend income			0.2	0.0	0.3	0.0	0.0
Equity in earnings of affiliates			18.2	1.0	18.9	1.1	144.4
Other, net			2.5	2.9	3.5	3.3	4.5

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE			132.8	94.6	258.3	228.8	173.5
Income tax expense			-48.6	-29.8	-93.2	-57.0	-54.3
Minority interests			-0.1	-7.2	-3.4	-59.8	-7.2

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE			84.1	57.6	161.7	112.0	112.0
Cumulative effect of changes in accounting principle			0.0	0.0	-6.3	0.0	0.0

NET INCOME			84.1	57.6	155.4	112.0	112.0
Basic and fully diluted earnings per share			0.17	0.11	0.31	0.22	0.22
a) includes revenues from related parties of			22.3	23.4	71.2		124.0
b) includes operating expenses from related parties of			24.9	43.5	84.4		133.0
c) includes interest income from related parties of			0.0	0.0	0.0		5.0
d) includes interest expense from related parties of			0.0	0.0	0.1		0.9

Note: Following the acquisition of the remaining interest in mobilkom austria on June 28, 2002, Telekom Austria has consolidated the balance sheet of mobilkom austria for the first time as of June 28, 2002. The consolidated statements of operations for 1-9M 02 reflect Telekom Austria’s equity in earnings of mobilkom austria through June 28, 2002 and consolidates mobilkom austria’s results of operations for the period June 28, 2002 until September 30, 2002. Total managed figures shown include 100% of the wireless business segment for all periods presented and are therefore comparable. Starting with 3Q 02 total managed and consolidated figures are equal.

Telekom Austria Group: Results for the First Nine Months 2003 | 12

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR millions)

	3Q 2003	3Q 2002	1-9M 2003	1-9M 2002

Cash generated from operations
Net Income	84.1	57.6	155.4	112.0
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	271.7	274.1	847.1	692.4
Employee benefit obligation — non cash	-11.2	-14.8	-9.4	-41.4
Allowance for doubtful accounts	3.5	13.4	18.6	26.3
Change in deferred taxes	33.7	30.6	66.3	53.6
Equity in earnings of affiliates in excess of dividends received	0.1	-1.7	0.6	-52.6
Asset retirement obligation — accretion expense	0.3	0.0	0.8	0.0
Gain on settlement of ARO	0.0	0.0	0.0	0.0
Cash from settlement of ARO	-0.5	0.0	-0.5	0.0
Cumulative effect of changes in accounting principle	0.0	0.0	6.3	0.0
(Gain) Loss on sale of investments	-17.9	3.0	-17.9	3.0
Loss on disposal / retirement of equipment	10.0	1.7	20.6	5.7

	289.7	306.3	932.5	687.0
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-13.6	-109.0	-25.8	134.0
Due from related parties	-3.9	-1.9	-2.1	-3.0
Inventories	-0.4	-9.0	3.2	3.4
Prepaid expenses	-0.2	-4.3	-13.3	1.8
Other assets	0.3	-9.1	50.3	13.2
Accounts payable — trade	-15.9	12.0	-216.2	-169.7
Employee benefit obligation	-12.0	-27.5	-64.3	-77.8
Accrued liabilities	-33.6	-12.1	-48.5	6.0
Due to related parties	-3.2	3.7	-29.1	1.6
Other liabilities	-21.1	25.3	52.9	55.2

	-103.6	-131.9	-292.9	-35.3

	270.2	232.0	795.0	763.7
Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-131.5	-142.8	-341.1	-257.9
Acquisitions and investments, net of cash acquired	-1.5	-0.8	-72.5	-664.9
Proceeds from sale of equipment	1.6	2.0	8.7	14.2
Purchase of investments — short-term	-15.1	-1.1	-61.4	-1.1
Purchase of investments — long-term	-0.5	0.0	-0.5	0.0
Sale of American call for stock option plan	0.5	0.0	1.0	1.2
Proceeds from sale of investments — short-term	14.8	3.7	55.6	3.7
Proceeds from sale of investments — long-term	22.3	0.1	22.9	0.3

	-109.4	-138.9	-387.3	-904.5
Cash from (used in) financing activities
Proceeds from issuance of bonds	740.9	0.0	740.9	0.0
Principal payments on bonds	-21.8	-72.7	-22.8	-72.7
Proceeds from issuance of long-term debt	13.0	11.4	35.0	11.4
Principal payments on long-term debt	-67.6	-32.2	-131.9	-143.7
Changes in short-term bank borrowings	-569.4	11.4	-767.2	258.7
Changes from financing with mobilkom austria	0.0	0.1	0.0	115.0

	95.1	-82.0	-146.0	168.7

Effect of exchange rate changes	0.4	1.3	2.9	1.3

Net increase (decrease) in cash and cash equivalents	256.3	12.4	264.6	29.2

Cash and cash equivalents at beginning of period			27.3	26.4
Cash and cash equivalents at end of period			292.0	55.5

Note: Cash flow figures for 1-9M 2002 exclude the wireless business segment for the period until June 28, as mobilkom austria was consolidated only after that date.

Telekom Austria Group: Results for the First Nine Months 2003 | 13

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR millions)

	Common stock				Accumulated
			Additional		other	Total
	Number of		paid in	Retained	comprehensive	stockholders’
	shares	Par value	capital	earnings	income (loss)	equity

Balance December 31, 2002	500,000,000	1,090.5	452.5	969.6	-3.1	2,509.5
Comprehensive income
Sale of call options, net of EUR -0.3 income tax			0.6			0.6
Net income				155.4		155.4
Net unrealized loss on securities, net of EUR -1.0 deferred income tax					2.0	2.0
Foreign currency translation adjustment					-8.3	-8.3
Unrealized net gain of hedging activities, net of EUR -0.6 deferred income tax					1.3	1.3
Total comprehensive income						150.3

Balance September 30, 2003	500,000,000	1,090.5	453.1	1,125.0	-8.1	2,660.5

OPERATING RESULTS BY BUSINESS SEGMENT

Revenues

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Wireline	547.8	555.7	-1.4%	1,631.8	1,663.4	-1.9%
Wireless	537.1	509.8	5.4%	1,510.3	1,416.8	6.6%
Other & eliminations	-65.5	-63.5	-3.1%	-190.8	-180.4	-5.8%

Total managed revenues	1,019.4	1,002.0	1.7%	2,951.3	2,899.8	1.8%
Wireless	0.0	0.0	—	0.0	-906.9	—
Other & eliminations	0.0	0.0	—	0.0	116.8	—

Consolidated revenues	1,019.4	1,002.0	1.7%	2,951.3	2,109.7	39.9%

Adjusted EBITDA

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Wireline	214.7	208.3	3.1%	625.8	628.1	-0.4%
Wireless	208.0	202.9	2.5%	575.2	552.0	4.2%
Other & eliminations	0.4	-0.1	—	1.7	-0.4	—

Total managed adjusted EBITDA	423.1	411.1	2.9%	1,202.7	1,179.7	1.9%
Wireless	0.0	0.0	—	0.0	-349.1	—
Other & eliminations	0.0	0.0	—	0.0	0.3	—

Consolidated adjusted EBITDA	423.1	411.1	2.9%	1,202.7	830.9	44.7%

Operating income

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Wireline	21.9	8.1	170.4%	16.0	9.6	66.7%
Wireless	129.0	128.9	0.1%	337.6	344.8	-2.1%
Other & eliminations	0.5	0.0	—	2.0	-0.2	—

Operating income	151.4	137.0	10.5%	355.6	354.2	0.4%
Wireless	0.0	0.0	—	0.0	-215.9	—
Other & eliminations	0.0	0.0	—	0.0	0.2	—

Consolidated operating income	151.4	137.0	10.5%	355.6	138.5	156.8%

Telekom Austria Group: Results for the First Nine Months 2003 | 14

TELEKOM AUSTRIA GROUP
OPERATIONAL DATA

Wireline

Lines and channels (in ’000):	Sept. 30, 2003	Sept. 30, 2002	% change

PSTN access lines	2,583.1	2,684.6	-3.8%
Basic ISDN access lines	443.0	424.8	4.3%
Multi ISDN access lines	8.0	8.1	-1.5%

Total access lines	3,034.1	3,117.6	-2.7%

of these ADSL access lines	232.5	151.6	53.3%
Total access channels	3,709.6	3,778.4	-1.8%

Traffic minutes (in millions of minutes)
during the period:	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

National	1,066	1,120	-4.8%	3,346	3,409	-1.8%
Fixed-to-mobile	213	213	0.0%	638	613	4.1%
International	119	117	1.7%	357	349	2.3%

Total voice minutes	1,398	1,450	-3.6%	4,341	4,371	-0.7%
Internet dial up	892	1,004	-11.2%	2,990	3,172	-5.7%

Total wireline minutes	2,290	2,454	-6.7%	7,331	7,543	-2.8%

Total voice market share				53.0%	52.1%
Total market share (incl. Internet dial up)				55.4%	55.6%
Total average voice telephony tariff (EUR/min.)	0.079	0.081	-2.5%	0.078	0.082	-4.9%
Total average Internet dial-up tariff (EUR/min.)	0.017	0.016	6.3%	0.016	0.016	0.0%

Internet subscribers (in ’000):	Sept. 30, 2002	Sept. 30, 2002	% change

Austria	960.2	803.4	19.5%
Czech Republic	274.0	262.0	4.6%

Wireline operating revenues

in EUR million	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Switched voice base traffic	109.4	120.3	-9.1%	342.5	372.7	-8.1%
Switched voice monthly & other voice revenues	140.4	145.9	-3.8%	417.6	415.1	0.6%
Payphones & VAS	19.2	22.9	-16.2%	55.0	62.1	-11.4%
Data & IT-solutions	86.6	82.1	5.5%	249.2	246.4	1.1%
Internet access & media	49.6	47.5	4.4%	145.8	140.3	3.9%
Wholesale voice & Internet	74.8	71.1	5.2%	227.2	228.9	-0.7%
Wholesale data	25.5	22.9	11.4%	77.9	70.3	10.8%
Other	42.3	43.0	-1.6%	116.6	127.6	-8.6%

Total wireline operating revenues	547.8	555.7	-1.4%	1,631.8	1,663.4	-1.9%

Employees of the Telekom Austria Group per business segment (Full-time equivalents)

(End of period)	Sept. 30, 2003	Sept. 30, 2002	change

Wireline	10,970	11,704	-734
Wireless	3,655	3,576	79

Total	14,625	15,280	-655

Telekom Austria Group: Results for the First Nine Months 2003 | 15

Wireless

mobilkom austria group

(EUR million)	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	537.1	509.8	5.4%	1,510.3	1,416.8	6.6%
Adjusted EBITDA	208.0	202.9	2.5%	575.2	552.0	4.2%
Operating Income	129.0	128.9	0.1%	337.6	344.8	-2.1%

	Sept. 30, 2003	Sept. 30, 2002	% change

Subscribers (’000)	4,629.2	4,263.6	8.6%

mobilkom austria

(EUR million)	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	410.5	394.2	4.1%	1,203.8	1,139.0	5.7%
Adjusted EBITDA	150.1	148.5	1.0%	450.8	447.4	0.7%
Operating Income	94.8	93.8	1.1%	278.3	292.2	-4.8%
Monthly ARPU (EUR)	37.5	36.5	2.7%
SAC	13.9	14.8	-6.1%
SRC	13.4	11.9	12.6%
GSM Churn (3 months)	4.0%	3.8%
Monthly MOU charged/ø subscriber (3 months average)	123.4	120.5	2.4%

	Sept. 30, 2003	Sept. 30, 2002	% change

Subscribers (’000)	3,096.5	2,936.6	5.4%
Contract share	53.2%	52.0%
Market share	43.9%	42.9%
Market penetration	86.6%	84.1%

VIPnet

(EUR million)	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	110.5	99.6	11.0%	255.9	231.1	10.8%
Adjusted EBITDA	53.5	51.4	4.2%	113.9	103.1	10.5%
Operating Income	34.1	35.8	-4.8%	61.5	61.3	0.3%
Monthly ARPU (EUR)	21.3	21.2	0.5%

	Sept. 30, 2003	Sept. 30, 2002	% change

Subscribers (’000)	1,176.1	1,015.8	15.8%
Contract share	15.8%	14.9%
Market share	50.1%	47.1%
Market penetration	53.4%	49.1%

Si.mobil

(EUR million)	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	21.8	21.8	0.1%	61.0	57.1	6.9%
Adjusted EBITDA	4.4	3.2	38.1%	11.2	2.5	351.1%
Operating Income	0.2	-0.4	—	-1.2	-7.4	83.6%
Monthly ARPU (EUR)	16.0	16.2	-1.2%

	Sept. 30, 2003	Sept. 30, 2002	% change

Subscribers (’000)	354.3	309.4	14.5%
Contract share	44.8%	43.6%
Market share	23.4%	21.9%
Market penetration	75.5%	70.8%

mobilkom [liechtenstein]

(EUR million)	3Q 03	3Q 02	% change	1-9M 03	1-9M 02	% change

Revenues	3.0	1.3	123.5%	7.6	2.9	158.3%
Adjusted EBITDA	0.3	0.1	—	0.6	0.0	—

	Sept. 30, 2003	Sept. 30, 2002	% change

Subscribers (’000)	2.3	1.8	24.9%

Note: The companies mobilkom austria, VIPnet, Si.mobil and mobilkom [liechtenstein] are all part of mobilkom austria group and were therefore treated the same way in deriving the consolidated results.

Telekom Austria Group: Results for the First Nine Months 2003 | 16

Note: Due to US law Telekom Austria has to provide reconciliations between non-GAAP and U.S. GAAP figures which are shown on the following two pages.

UNAUDITED RECONCILIATION FROM (TOTAL MANAGED) ADJUSTED EBITDA TO CONSOLIDATED CASH FLOW
(in EUR millions)

	3Q 2003	3Q 2002	1-9M 2003	1-9M 2002

Adjusted EBITDA (total managed for 1-9M 2002)	423.1	411.1	1,202.7	1,179.7
Wireless adjusted EBITDA 3Q 2002	0.0	0.0	0.0	-349.1
Impairment charges for 2003	-0.6	0.0	-5.0	0.0
Intersegmental Eliminations for 2002	0.0	0.0	0.0	0.3

Adjusted EBITDA consolidated (including impairment charges)	422.5	411.1	1,197.7	830.9
Impairment charges	0.6	0.0	5.0	0.0
Other income net	2.6	3.0	3.6	4.4
Net interest	-39.5	-46.2	-120.0	-113.8
Income from investments	18.4	1.0	19.2	144.4
Income taxes	-48.7	-29.7	-93.3	-54.3
Effect of change in accounting principles	0.0	0.0	-6.3	0.0
Minority interest	0.0	-7.5	-3.4	-7.2
Employee benefit obligation — non cash	-11.2	-14.8	-9.4	-41.4
Allowance for doubtful accounts	3.5	13.4	18.6	26.3
Change in deferred taxes	33.6	30.6	66.3	53.6
Dividends from affiliates, greater than (less than) equity in income	0.1	-1.7	0.6	-52.6
Asset retirement obligation — accretion expenses	0.3	0.0	0.8	0.0
Cash from settlement of ARO	-0.5	0.0	-0.5	0.0
Cumulative effect of changes in accounting principle	0.0	0.0	6.3	0.0
Loss on sales of investments and disposal of equipment	-7.9	4.7	2.7	8.7
Changes in assets and liabilities, net of effect of business acquired	-103.6	-131.9	-292.9	-35.3

Cash generated from operations on consolidated basis	270.2	232.0	795.0	763.7

Telekom Austria Group: Results for the First Nine Months 2003 | 17

TELEKOM AUSTRIA AG
UNAUDITED RECONCILIATION OF TOTAL MANAGED TO U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2003 and September 30, 2002
(in EUR millions)

		Reconciliation

	Total managed		Elimination
	results in 2003	Total	of the
	equals consolidated	managed	results of		Consolidated
	results	results	mobilkom	Other	results
	2003	2002	austria	eliminations*	2002

Total managed operating revenues	2,951.3	2,899.8	-906.9	116.8	2,109.7
Total managed operating expenses
Materials	-198.4	-200.1	103.7	-6.2	-102.6
Employee costs, including benefits and taxes	-505.9	-504.3	77.3	0.0	-427.0
Depreciation and amortization incl. impairment charges	-847.1	-825.4	133.2	-0.1	-692.3
Other operating expenses	-1,044.3	-1,015.8	376.8	-110.3	-749.2

TOTAL MANAGED OPERATING INCOME	355.6	354.2	-215.9	0.2	138.5
Total managed other income (expense)
Interest income	58.7	72.7	-10.9	5.8	67.6
Interest expense	-178.7	-202.5	26.8	-5.8	-181.5
Dividend income	0.3	0.0	0.0	0.0	0.0
Equity in earnings of affiliates	18.9	1.1	0.6	142.7	144.4
Other, net	3.5	3.3	1.1	0.1	4.5

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	258.3	228.8	-198.3	143.0	173.5
Income tax expense	-93.2	-57.0	2.7	0.0	-54.3
Minority interests	-3.4	-59.8	5.1	47.5	-7.2

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	161.7	112.0	-190.5	190.5	112.0
Cumulative effect of change in accounting principle, net of tax	-6.3	0.0	0.0	0.0	0.0

NET INCOME	155.4	112.0	-190.5	190.5	112.0

* Eliminations required to consolidate mobilkom austria and recognize equity in earnings of mobilkom austria for the period from January 1, 2002 to June 28, 2002.

Telekom Austria Group: Results for the First Nine Months 2003 | 18

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 20, 2003